Notice to ASX/LSE Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP) 21 April 2026 As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMRs / KMPs to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE). Share Plan Account (SPA) Rio Tinto plc ordinary shares of 10p each and Rio Tinto Limited ordinary shares held in a SPA are eligible for a dividend reinvestment whereby cash dividends are used to buy Rio Tinto shares in the market. On 16 April 2026 the following PDMR/KMPs acquired shares in Rio Tinto plc by way of reinvestment of dividends received on shares held in the SPA. Security Name of PDMR/KMP Number of Shares Acquired Price per Share GBP Rio Tinto plc shares Holcz, Matthew 15.28078 73.78339 Rio Tinto plc shares Jackson, Katie 205.76502 73.78339 UK Share Plan (UKSP) The UKSP is an HMRC approved Share Incentive Plan under which qualifying UK employees are able to purchase, on a quarterly basis, Rio Tinto plc shares. Rio Tinto plc shares are purchased out of monthly deductions from salary, and participants are allocated an equivalent number of shares free of charge (matching shares). Qualifying UK employees are also awarded Free Shares once a year. Rio Tinto plc shares held in the UKSP are subject to dividend reinvestment whereby cash dividends are used to buy Rio Tinto plc shares in the market. On 16 April 2026 the following PDMR/KMP acquired shares in Rio Tinto plc by way of reinvestment of dividends received on shares held in the UKSP. Security Name of PDMR/KMP Number of Shares Acquired Price per Share GBP Rio Tinto plc shares Cunningham, Peter 125 73.78339 Rio Tinto plc shares Holcz, Matthew 2 73.78339 Rio Tinto plc shares Jackson, Katie 2 73.78339 Global Employee Share Plan (myShare) Under myShare employees are able to purchase, on a quarterly basis, Rio Tinto plc ordinary shares of 10p each, Rio Tinto plc ADRs or Rio Tinto Limited ordinary shares. Shares are purchased out of monthly deductions from salary and participants are allocated an equivalent number of shares or ADRs free of charge EXHIBIT 99.10

Notice to ASX/LSE 2 / 3 (‘matching shares’ and ‘matching ADRs’), conditional upon satisfying the terms of myShare. The matching shares or matching ADRs are subject to a three year holding period, and vest after this period. Rio Tinto Shares held in myShare are subject to dividend reinvestment whereby cash dividends are used to buy Rio Tinto shares in the market under the terms of myShare. On 16 April 2026 the following PDMR/KMP acquired Rio Tinto plc shares by way of reinvestment of dividends received on shares held in myShare. Security Name of PDMR/KMP Number of Shares Acquired Price per Share GBP Rio Tinto plc shares Cunningham, Peter 35.18484 73.78339 Rio Tinto plc shares Jackson, Katie 0.93546 73.78339 Rio Tinto plc shares Pécresse, Jérôme 3.1386 73.78339 Rio Tinto plc shares Trott, Simon 12.1395 73.78339 FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release. LEI: 529900X2VMAQT2PE0V24

Notice to ASX/LSE 3 / 3 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Alyesha Anderson M +61 434 868 118 Rachel Pupazzoni M +61 438 875 469 Bruce Tobin  M +61 419 103 454 Media Relations, Canada Vanessa Damha M +1 514 715 2152 Malika Cherry M +1 418 592 7293 Media Relations, US & Latin America Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom Rachel Arellano M +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Eddie Gan-Och M +61 477 599 714 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com